

July 2, 2014

<u>Via E-mail</u>
Mr. Carlos A. Ruisanchez
Chief Financial Officer
Pinnacle Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

> **Re: Pinnacle Entertainment, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-13641**

Dear Mr. Ruisanchez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 1. Business

Operating Properties, page 2

1.   In future Exchange Act periodic reports, for each material property, please break out the occupancy rate, average daily rate, and revenue per available room.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 35

2.   We note your disclosure in the risk factors section as well as in the notes to the financial statements regarding your Customer Loyalty programs. Please revise your MD&A in future Exchange Act periodic reports to describe the liabilities associated with your player loyalty programs for the trailing twelve months. Please also describe how such programs fit within your overall promotional and marketing programs and how integration efforts with respect to such programs impact your actual revenue performance.

Results of Operations

Consolidated Overview, page 38

3.   Please tell us with a view toward disclosure whether management employs any metrics to measure patron volume and amounts wagered per patron. As examples only, explain whether the company tracks hold and win percentages, table drop, turnover and/or slot handle at your casinos. If not, please explain why management does not consider such information material to a prospective investor's understanding of your business operations.

Liquidity and Capital Resources

Investing Cash Flow, page 43

4.   We note your reference to construction you have commenced at your Boomtown New Orleans property. Please confirm that, in future Exchange Act periodic reports, you will supplement your current disclosure in this section for any material development you commence to include the anticipated completion date and current scope of development, which will also feature disclosure regarding development expenditures on a per square foot or unit basis.

Financing Cash Flow, page 44

General

5.   We note that you have included a generalized discussion of the financial covenants contained in your debt facilities in the various subsections under this heading. Please confirm that in future Exchange Act periodic reports you will disclose, for each tranche of debt, your actual financial covenant ratios, to the extent that compliance with the ratio is having a material impact on your financial flexibility, such as by precluding new indebtedness.

Financial Statements

Consolidated Statements of Cash Flows, page 59

6. Please reconcile the total amount of cash and cash equivalents at the end of the year to the amount presented in your balance sheet for each year presented.

Notes to Consolidated Financial Statements

Note 7 – Investments and Acquisition Activities

ACDL Equity Method Investments, page 81

7. Given that you discontinued applying the equity method for your investment in ACDL on March 31, 2013 as you will not provide for additional losses, please tell us why you loaned them an additional $1.8 million and what the loaned amount of money was used for.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Stacie Gorman, Staff Attorney, at (202) 551-3585 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief